Mail Stop 3561                                                       September
4, 2018


Via E-mail
Mr. John F. Stapleton
Chief Executive Officer
5871 Honeysuckle Road
Prescott, Arizona 86305

       Re:     El Capitan Precious Metals Inc.
               Form 10-K for the Fiscal Year Ended September 30, 2017 Filed March 30, 2018
               File No. 333-56262

Dear Mr. Stapleton:

        We issued comments to you on the above captioned filing on July 27, 2018. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 18, 2018.

        If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact John Coleman at (202) 551-3610 or me at (202) 551-3790 with any questions.

                                                             Sincerely,

                                                             /s/ John Reynolds

                                                             John Reynolds
                                                             Assistant Director
                                                             Offices of
Beverages, Apparel and
                                                             Mining